SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated July 9th, 2004

                            REGISTRATION NO. 333-102931

                                PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: July 9th, 2004                                         By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President


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Exhibit Index

1. Press Release

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Exhibit 1.

Penn Biotech Announces National Research Council Support


Vancouver, B.C. - July 9 2004. Penn Biotech Inc. ("PBI") - OTCBB:PBOTF - is pleased to announce that a Commercialization Support Agreement with the National Research Council of Canada has commenced. The National Research Council of Canada ("NRC") is the premiere Science and Technology organization in Canada, and is respected worldwide for its support of Canadian high technology companies.

As a signatory to the Commercialization Agreement, NRC is committed to growing PBI's business on a global scale. Currently, PBI has operations in Canada and China, and will have a global presence in the very near future that will include operations in Europe and Australia.

Mr. R.B. Pridmore, Executive Director of the NRC - BC/YK/Asia stated: "These are formative years for young Canadian technology companies - we will go the extra mile to assist them beyond the R&D stage to ensure market realization in Asia." In addition to funding, NRC is committed to assisting PBI in managing markets and technology exchanges in China through the mechanism of the NRC's formal Memorandum of Understanding ("MOU") with the Ministry of Science and Technology of the Government of China. The NRC is focused on maximizing the financial benefits for PBI and other companies it supports. The MOU will enable PBI to enhance its market relationships in China with NRC's encouragement and support. The President of PBI, Mr. Jay Lee, was enthusiastic in his response to the NRC announcement. "This vindicates our strategy and will give the Company the additional credibility and financing to help us grow our business rapidly," said Mr. Lee.

For more information, contact:
Ray Porcellato   604-647-0044
Email:  ray@penn-bio.com


Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission. No securities regulatory authority has approved or disapproved of this news release.